                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            THE UNIMARK GROUP, INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                  904789 10 4

                                 (CUSIP Number)


                              Rafael Vaquero Bazan
                               The UniMark House
                                  P.O. Box 229
                              Argyle, Texas 76226
                                 (817) 491-2992
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 18, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                    PAGE 2 OF 12
                                                    Filed Pursuant to Rule 13D-1

(1)      NAME OF REPORTING PERSON                                                              Asesoria Garza Jasso, S.C.
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                         (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                   (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                                00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                               [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                    Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                              0
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                   500,000
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                         0
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                              500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                    500,000 (1)
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                       [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                            5.8%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                    CO

______________________________________
(1) Each of the Scheduled Persons listed in Annex 1 hereto share voting and investment power with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                 SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                   PAGE 3 OF 12
                                                   Filed Pursuant to Rule 13D-1


(1)      NAME OF REPORTING PERSON                                                                    Rafael Vaquero Bazan
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                         (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                   (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                               00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                               [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                       226,236
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                  500,000 (2)
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                  226,236
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                             500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                   726,236
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                       [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                           8.4%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                   IN

_______________________________________
(2) Mr. R. Vaquero shares voting and investment power with each of the Scheduled Persons listed in Annex 1 as attached hereto with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 4 OF 12
                          Filed Pursuant to Rule 13D-1


(1)      NAME OF REPORTING PERSON                                                                   Eduardo Vaquero Bazan
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                           (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                     (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                                  00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                                 [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                           42,981
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                 500,000 (3)
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                      42,981
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                                500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                      542,981
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                         [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                             6.3%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                      IN

--------------------------------
(3) Mr. E. Vaquero shares voting and investment power with each of the Scheduled Persons listed in Annex 1 as attached hereto with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 5 OF 12
                          Filed Pursuant to Rule 13D-1


(1)      NAME OF REPORTING PERSON                                                                    Pedro Vaquero Garcia
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                           (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                     (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                                  00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                                 [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                           63,000
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                 500,000 (4)
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                      63,000
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                                500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                      563,000
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                        [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                             6.5%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                      IN

---------------------------------
(4) Mr. P. Vaquero shares voting and investment power with each of the Scheduled Persons listed in Annex 1 as attached hereto with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 6 OF 12
                          Filed Pursuant to Rule 13D-1


(1)      NAME OF REPORTING PERSON                                                                  Fernando Camacho Casas
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                           (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                     (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                                  00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                                 [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                          206,565
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                 500,000 (5)
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                     206,565
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                                500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                      706,565
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                        [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                            8.2%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                      IN

----------------------------
(5) Mr. Camacho shares voting and investment power with each of the Scheduled Persons listed in Annex 1 as attached hereto with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 7 OF 12
                          Filed Pursuant to Rule 13D-1


(1)      NAME OF REPORTING PERSON                                                                    Jose Martinez Brohez
         S.S. OR I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A                                                                           (a) [ ]
         MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                                     (b) [X]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE ITEM 3)                                                                                  00

(5)      CHECK IF DISCLOSURE OF LEGAL                                                                                 [ ]
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                                                                      Mexico

NUMBER OF        (7)      SOLE VOTING POWER (SEE ITEM 5)                                                           46,800
SHARES
BENEFICIALLY     (8)      SHARED VOTING POWER                                                                 500,000 (6)
OWNED BY
EACH             (9)      SOLE DISPOSITIVE POWER (SEE ITEM 5)                                                      46,800
REPORTING
PERSON           (10)     SHARED DISPOSITIVE POWER                                                                500,000


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED                                                                      546,800
         BY EACH REPORTING PERSON (SEE ITEM 5)

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW                                                                         [X]
         (11) EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY                                                                            6.36%
         AMOUNT IN ROW (11)

(14)     TYPE OF REPORTING PERSON                                                                                      IN

---------------------------------------
(6) Mr. Brohez shares voting and investment power with each of the Scheduled Persons listed in Annex 1 as attached hereto with respect to the shares owned by Asesoria Garza Jasso, S.C.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 8 OF 12
                          Filed Pursuant to Rule 13D-1


ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, $.01 par value per share, of The UniMark Group, Inc., a Texas corporation. Its principal executive offices are located at UniMark House, Bartonville, Texas 76226.


ITEM 2.  IDENTITY AND BACKGROUND

         (a-c) This Statement is filed by Asesoria Garza Jasso, S.C., a Mexican corporation ("Asesoria"), Rafael Vaquero Bazan, Eduardo Vaquero Bazan, Pedro Vaquero Garcia, Fernando Camacho Casas and Jose Martinez Brohez.. The principal office address of Asesoria is 124 McMakin Road, Bartonville, Texas 76226. The name, address, citizenship and present principal occupation or employment of each executive officer, director and each person controlling Asesoria (collectively, the "Scheduled Persons") are set forth in Annex 1 attached hereto, and incorporated herein by reference.

         Asesoria is a privately held Mexican investment fund that principally invests in Mexican agricultural and horticultural businesses.
         Asesoria has sole investment authority with respect to the shares of Common Stock held by it. Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez share investment authority with the Scheduled Persons over the shares of Common Stock held by Asesoria. Mr. R. Vaquero has sole investment authority with respect to the shares of Common Stock held by him. Mr. E. Vaquero has sole investment authority with respect to the shares of Common Stock held by him. Mr.
         P. Vaquero has sole investment authority with respect to the shares of Common Stock held by him. Mr. Camacho has sole investment authority with respect to the shares of Common Stock held by him. Mr. Martinez has sole investment authority with respect to the shares of Common Stock held by him.

         (d-f) During the last five (5) years, neither Asesoria nor Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez nor any Scheduled Person has been convicted in any criminal proceeding (excluding traffic violation or similar misdemeanors) nor a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Scheduled Persons are citizens of Mexico.

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                    PAGE 9 OF 12
                          Filed Pursuant to Rule 13D-1


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate of 500,000 shares of Common Stock beneficially owned by Asesoria and Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez were purchased in a private transaction at an aggregate purchase price of $2,000,000 all of which was derived from working capital (in the case of Asesoria) and personal funds (in the case of Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez).


ITEM 4.  PURPOSE OF TRANSACTION

         Asesoria and Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez have acquired the shares of Common Stock in a privately negotiated transaction from Jorn Budde, the Company's President, Chief Executive Officer and Chairman. In connection with this transaction, Mr. Budde has resigned all of his positions with the Company. Rafael Vaquero, the Company's Chief Operating Officer, has been named President and Chief Executive Officer of the Company and Jakes Jordaan, a director of the Company, has been named Chairman of the Board. In addition, the Company intends to add a Chief Financial Officer, with cross-border experience to its management team. With the help of Dain Rauscher, the Company's financial advisors, Messrs.
         R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez, as members of the Company's Board of Directors, are actively exploring all strategic alternatives to maximize shareholder value.

         Depending upon their evaluation of the Company, other investment opportunities, market conditions and such other factors as each may deem material, Asesoria and/or Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock.

         Except as set forth above, neither Asesoria nor Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 to
         Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of February 23, 1998, (i) Asesoria and each of the Scheduled Persons beneficially owned 500,000 shares of Common Stock representing approximately 5.8% of the outstanding Common Stock of the Company, (ii) Mr. R. Vaquero beneficially owned 726,236 shares of Common Stock (including the 500,000 shares of Common Stock beneficially owned by Asesoria), representing approximately 8.4% of the outstanding Common Stock of the Company, (iii) Mr. E. Vaquero beneficially owned 542,981

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4
                                                                   PAGE 10 OF 12
                          Filed Pursuant to Rule 13D-1

                 shares of Common Stock (including the 500,000 shares of Common Stock beneficially owned by Asesoria), representing approximately 6.3% of the outstanding Common Stock of the Company, (iv) Mr. P. Vaquero beneficially owned 563,000 shares of Common Stock (including the 500,000 shares of Common Stock beneficially owned by Asesoria), representing approximately 6.5% of the outstanding Common Stock of the Company, (v) Mr. Camacho beneficially owned 706,565 shares of Common Stock (including the 500,000 shares of Common Stock beneficially owned by Asesoria), representing approximately 8.2% of the outstanding Common Stock of the Company and (vi) Mr. Martinez beneficially owned 546,800 shares of Common Stock (including the 500,000 shares of Common Stock beneficially owned by Asesoria), representing approximately 6.36% of the outstanding Common Stock of the Company.

         (b) Mr. R. Vaquero has the sole power to vote and dispose of the Common Stock beneficially owned by him. Mr. E. Vaquero has the sole power to vote and dispose of the Common Stock beneficially owned by him. Mr. P. Vaquero has the sole power to vote and dispose of the Common Stock beneficially owned by him. Mr. Camacho has the sole power to vote and dispose of the Common Stock beneficially owned by him. Mr. Martinez has the sole power to vote and dispose of the Common Stock beneficially owned by him.

                 Messrs. R. Vaquero, E. Vaquero, P. Vaquero, Camacho and Martinez and each of the Scheduled Persons share the power to vote and dispose of the shares of Common Stock owned by Asesoria through their management of Asesoria.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 7A --    Stock Purchase Agreement between Jorn Budde
                                  and Asesoria Garza Jasso, S.C. (1)

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4                                           PAGE 11 OF 12
                          Filed Pursuant to Rule 13D-1

                 Exhibit 7B --    Promissory Note between Asesoria Garza Jasso,
                                  S.C. and Jorn Budde (1)

                 Exhibit 7C --    Pledge Agreement between Asesoria Garza
                                  Jasso, S.C. and Jorn Budde (1)

                 Exhibit 7D --    General Partnership Agreement accompanied by
                                  a summary in the English language (2)
                 ________________________________________
                 (1)  Filed herewith
                 (2)  To be filed by amendment


                                   SIGNATURE

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this statement is true, complete and correct.

Dated:  February 27, 1998
                                        ASESORIA GARZA JASSO, S.C.


                                        By:    /s/  Rafael Vaquero Bazan
                                              -----------------------------
                                        Name:  Rafael Vaquero Bazan
                                              -----------------------------
                                        Title: General Partner
                                              -----------------------------

                                  SCHEDULE 13D
CUSIP NO.  904789 10 4                                            PAGE 12 OF 12
                          Filed Pursuant to Rule 13D-1

                                    ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           ASESORIA GARZA JASSO, S.C.

Set forth below is the name, business address and present principal occupation or employment of each director and executive officer of Asesoria Jasso Garza S.C. ("Asesoria"). Each individual listed below is a citizen of Mexico, and unless otherwise noted devotes full time to the business of Asesoria.

                                      Present Principal
                                      Occupation or                          Business
Name                                  Employment                             Address
----                                  -----------------                      ---------

Rafael Vaquero Bazan                  President and Chief                    Huerta Mexiquito S/N
                                         Executive Officer of                Montemorelos, N.L.
                                         The UniMark Group, Inc.             Mexico

Eduardo Vaquero Bazan                 Director of Finance                    Calderon Esquina con
                                         of Industrias Citricolas de            Tampico #100
                                         Montemorelos, S.A. de               Montemorelos, N.L.
                                         C.V. and Director of                Mexico C.P. 67530
                                         UniMark Group, Inc.

Jose Ma. Martinez Brohez              President of Grupo                     Cristobal Colon No. 2007 Nte.
                                         Industrial Santa                    Francc. San Jose
                                         Engracia and Director of            Cd. Victoria, Tamps.
                                         The UniMark Group, Inc.             Mexico

Fernando Camacho Casas                General Director of                    Rio Neva 17
                                         Operadora Agros,                    Col. Cuauthemoc
                                         S.A. de C.V.                        Del. Cuauthemoc
                                                                             C.P. 06500
                                                                             Mexico D.F.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
Exhibit 7A -- Stock Purchase Agreement between Jorn Budde and Asesoria Garza
              Jasso, S.C. (1)

Exhibit 7B -- Promissory Note between Asesoria Garza Jasso, S.C. and Jorn Budde
              (1)

Exhibit 7C -- Pledge Agreement between Asesoria Garza Jasso, S.C. and Jorn Budde
              (1)

Exhibit 7D -- General Partnership Agreement accompanied by a summary in the
              English language (2)

------------------
(1) Filed herewith
(2) To be filed by amendment